                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 333-60203



                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             Abercrombie & Fitch Co.
                           Savings and Retirement Plan


                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Abercrombie & Fitch Co.
                                 6301 Fitch Path
                             New Albany, Ohio 43054





                          Index to Exhibits on page 19

                              REQUIRED INFORMATION
                              --------------------


                  The following financial statements and supplemental schedules for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:


DESCRIPTION                                                  PAGE NO.
-----------                                                  --------

Index to Financial Statements                                 Page 3

AUDITED FINANCIAL STATEMENTS:
----------------------------

Report of Independent Public Accountants                      Page 4

Statements of Net Assets Available for                        Page 5
  Benefits at December 31, 2001 and 2000

Statements of Changes in Net Assets Available                 Page 6
  for Benefits for the Years Ended
  December 31, 2001 and 2000

Notes to Financial Statements                                 Pages 7
                                                              through 15

SUPPLEMENTAL SCHEDULES:
----------------------

Schedule of Assets Held at                                    Page 16
  End of Year December 31, 2001

Schedule of Nonexempt Transactions for the Year               Page 17
  Ended December 31, 2001

                 The following exhibit is being filed herewith:


EXHIBIT NO.           DESCRIPTION                             PAGE NO.
-----------           -----------                             --------

         1            Consent of Independent Public           Page 20
                      Accountants

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000 AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------





                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Public Accountants...............................4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................5

Statements of Changes in Net Assets Available for Benefits.............6

Notes to Financial Statements..........................................7

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held at End of Year.................................16

Schedule of Nonexempt Transactions.....................................17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Abercrombie & Fitch Co. and the
Plan Administrator of the Abercrombie
& Fitch Co. Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ ARY & ROEPCKE


Columbus, Ohio
June 26, 2002

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------



                                                       2001              2000
                                                    -----------      -----------
ASSETS:

Investments                                         $13,647,159      $10,459,813

Cash                                                        243          210,562

Receivable for contributions:
     Employer                                         2,190,604        1,478,660
     Participants                                        80,267          142,024
                                                    -----------      -----------

         Total receivable for contributions           2,270,871        1,620,684
                                                    -----------      -----------

Due from broker                                           4,126            3,917

Accrued earnings                                          6,214            4,493
                                                    -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $15,928,613      $12,299,469
                                                    ===========      ===========








   The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------




                                                    2001                2000
                                                ------------       ------------
ADDITIONS:

Investment Income:
     Net depreciation in fair
         value of investments                   $ (1,262,966)      $ (1,096,621)
     Mutual funds' earnings                          109,018            453,082
     Common collective trust's earnings              157,717            127,891
     Interest                                         13,277              6,006
                                                ------------       ------------

         Total investment loss                      (982,954)          (509,642)
                                                ------------       ------------

Contributions:
     Employer                                      2,973,896          1,918,960
     Participants                                  1,775,675          1,114,692
     Rollovers                                       481,752            167,017
                                                ------------       ------------

         Total contributions                       5,231,323          3,200,669
                                                ------------       ------------

         Total additions                           4,248,369          2,691,027
                                                ------------       ------------

DEDUCTIONS:

     Distributions to participants                   647,915          1,272,936
     Defaulted participant loans                     (29,660)            49,372
     Administrative expenses                             970              2,233
                                                ------------       ------------

         Total deductions                            619,225          1,324,541
                                                ------------       ------------

Net increase                                       3,629,144          1,366,486

Net assets available for plan benefits:
     Beginning of year                            12,299,469         10,932,983
                                                ------------       ------------

     End of year                                $ 15,928,613       $ 12,299,469
                                                ============       ============




   The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


(1)      DESCRIPTION OF THE PLAN

         GENERAL

         The Abercrombie & Fitch Co. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the "Employer"). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Prior to January 1, 2001, employees who had a base salary or wages of $100,000 or more were not eligible to participate in the 401(k) portion of the Plan.

         The Plan was amended effective January 1, 2001, to change the eligibility for the 401(k) portion of the Plan as noted above.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         CONTRIBUTIONS

         EMPLOYER'S CONTRIBUTION:

         The Employer may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan year ended December 31, 2001, was $170,000.

         The Employer may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation (basic deferral). Effective January 1, 2001, for those participants who have deferred the maximum amount as permitted under Section 402(g) of the Internal Revenue Code prior to the Plan's year-end, the Employer may make a catch-up matching contribution which will be equal to the difference between 100% of the participant's total basic deferral and the Employers matching contribution previously made for the plan year. Prior to January 1, 2001, there was not a catch-up matching contribution.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN (CONTINUED)

         PARTICIPANT'S VOLUNTARY CONTRIBUTIONS:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,500 at December 31, 2001). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

         CURRENT INVESTMENT OPTIONS

         Abercrombie & Fitch Co. Common Stock Fund - invests primarily in the Class A Common Stock of Abercrombie & Fitch Co. The goal of the fund is capital growth and dividend income.

         Merrill Lynch Retirement Preservation Trust - a common collective trust, a portfolio of guaranteed investment contracts, U.S. Treasury securities, and money market funds. The goal of the fund is to provide preservation of principal and income while maximizing current income.

         Pimco Total Return Fund, Class A - a mutual fund investing primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds"). The fund may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The goal of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management.

         Merrill Lynch S&P 500 Index Fund, Class A - a mutual fund investing primarily in the common stocks represented in the Standard & Poor's S&P 500 ("S&P 500") in roughly the same proportions as their weighting in the S&P 500. The goal of the fund is to match the performance of the S&P 500.

         Lord Abbett Developing Growth Fund, Class P - a mutual fund investing primarily in common stocks of companies with above average, long-term growth potential, particularly smaller companies considered being in the developing growth phase. The goal of the fund is long-term growth of capital.

         Van Kampen Emerging Growth Fund, Class A - a mutual fund investing primarily in common stocks of emerging growth companies, both domestic and foreign. The goal of the fund is capital appreciation.

         Merrill Lynch Fundamental Growth Fund, Class D - a mutual fund investing primarily in common stocks of U.S. companies that are believed to have shown above-average rates of growth earnings over the long-term. The goal of the fund is long-term growth of capital.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


(1)      DESCRIPTION OF THE PLAN (CONTINUED)

         Pilgrim International Value Fund, Class A - a mutual fund investing primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of its assets in companies with smaller market capitalizations. The goal of the fund is long-term capital appreciation.

         Merrill Lynch Basic Value Fund, Class D - a mutual fund investing primarily in common stocks of U.S. companies that are believed to be undervalued. The goal of the fund is to seek capital appreciation and, secondarily, income.

         Dreyfus Premier Balanced Fund, Class A - a mutual fund investing in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers. The goal of the fund is to outperform a hybrid fund, 60% of which is the S&P 500 and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index.

         GoalManager Conservative Model - a model portfolio composed of investment options from the Plan. The portfolio is rebalanced on a quarterly basis, through purchases and sales of the investment options in each portfolio, to their original asset mix. This model invests 80% of its assets in the Merrill Lynch Retirement Preservation Trust and 20% in the various stock funds. The goal of the fund is to provide preservation of principal and income while maximizing current income.

         GoalManager Moderate Model - a model portfolio composed of investment options from the Plan. The portfolio is rebalanced on a quarterly basis, through purchases and sales of the investment options in each portfolio, to their original asset mix. This model invests 50% of its assets in the Merrill Lynch Retirement Preservation Trust and 50% in the various stock funds. The goal of the fund is to balance income and growth.

         GoalManager Aggressive Model - a model portfolio composed of investment options from the Plan. The portfolio is rebalanced on a quarterly basis, through purchases and sales of the investment options in each portfolio, to their original asset mix. This model invests 20% of its assets in the Merrill Lynch Retirement Preservation Trust and 80% in the various stock funds. The goal of the fund is the growth of capital.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN (CONTINUED)

         VESTING

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer's contributions for each Plan year that the participant is credited with at least 500 hours of service. A summary of vesting percentages in the Employer's contributions follows:

         YEARS OF VESTED SERVICE                                 PERCENTAGE
         -----------------------                                 ----------
         Less than 1 year                                        0%
         1 year, but less than 2 years                           20
         2 years, but less than 3 years                          40
         3 years, but less than 4 years                          60
         4 years, but less than 5 years                          80
         5 years or more                                         100

         PAYMENT OF BENEFITS

         The full value of a participant's account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, a participant's account to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

         A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         PARTICIPANT LOANS

         Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account for a term of not more than five years, except where the proceeds of the loan are used to purchase the principal residence of the participant, in which case the loan may be for no more than twenty years. All loans become due and payable in full upon a participant's termination of employment with the employer unless arrangements are made that the loan is to be repaid by direct deposit to the Trustee from a checking account of the borrower. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN (CONTINUED)

         AMOUNTS ALLOCATED TO PARTICIPANTS WITHDRAWN FROM THE PLAN

         The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $1,215 and $1,619 as of December 31, 2001 and 2000, respectively.

         FORFEITURES

         Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $216,940 and $88,133 were used to reduce contributions for the years ended December 31, 2001 and 2000, respectively.

         EXPENSES

         Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Administrative expenses of the Plan for 2001 and 2000 were paid by the Employer except for the loan administration fee, which is allocated to the borrowing participant's account.

         Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)      SUMMARY OF ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

         ESTIMATES

         The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

         RISKS

         The Plan provides for the various investment options as described in
         Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(2)      SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

         INCOME RECOGNITION

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         INVESTMENT VALUATION

         Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         BENEFIT PAYMENTS

         Benefits are recorded when paid.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(3)      INVESTMENTS

         The Plan's investments are held by Merrill Lynch Trust Company, as trustee of the Plan. The following table presents balances as of December 31, 2001 and 2000 for the Plan's current investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                    2001              2000
                                                               ------------       ------------
         Investments at fair value as determined by:
              QUOTED MARKET PRICE:
                  Common stock:
                    Abercrombie & Fitch Co., Class A           $    799,605       $    541,485
                                                               ------------       ------------

                  Mutual funds:
                    Merrill Lynch Fundamental Growth
                      Fund, Class D                               3,265,440          3,332,826
                    Merrill Lynch S&P 500 Index Fund,
                      Class A                                     3,196,638          2,711,250
                    Van Kampen Emerging Growth
                      Fund, Class A                                 893,979            484,814
                    Other                                         2,064,432          1,063,985
                                                               ------------       ------------

                      Total mutual funds                          9,420,489          7,592,875
                                                               ------------       ------------


                      Total quoted market price                  10,220,094          8,134,360
                                                               ------------       ------------

              ESTIMATED FAIR VALUE:
                  Common collective trust:
                    Merrill Lynch Retirement Preservation
                      Trust                                       3,284,570          2,269,754
                  Participant loans                                 162,207            105,071
                  Reserve for defaulted loans                       (19,712)           (49,372)
                                                               ------------       ------------

                           Total estimated fair value             3,427,065          2,325,453
                                                               ------------       ------------

                      Total investments at fair value          $ 13,647,159       $ 10,459,813
                                                               ============       ============


         Net appreciation (depreciation) in the fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2001 and 2000, is set forth below:

                                                                   2001              2000
                                                               -----------       -----------
         Investments at fair value as determined by:
              QUOTED MARKET PRICE:
                  Common stock                                 $   165,717       $   (19,800)
                  Mutual funds                                  (1,428,683)       (1,076,821)
                                                               -----------       -----------

                                                               $(1,262,966)      $(1,096,621)
                                                               ===========       ===========

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Employer by a letter dated October 3, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)      PLAN ADMINISTRATION

         A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(6)      PLAN TERMINATION

         Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. Abercrombie & Fitch Co. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)      PARTIES-IN-INTEREST

         Merrill Lynch Trust Company, trustee of the Plan, and its subsidiaries and affiliates, maintain and manage certain of the investments of the Plan for which the Plan is charged.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(8)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                         2001           2000
                                                     -----------  -----------
              Net Assets Available for Benefits
                  Per the Financial Statements       $15,928,613  $12,299,469
              Amounts Allocated to Withdrawing
                  Participants                            (1,215)      (1,619)
                                                     -----------  -----------

              Net Assets Available for Benefits
                  Per Form 5500                      $15,927,398  $12,297,850
                                                     ===========  ===========


         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

              Benefits Paid to Participants Per the Financial
                  Statements                                                    $   647,915
              Amounts Allocated to Withdrawing Participants:
                  At December 31, 2001                                                1,215
                  At December 31, 2000
                                                                                     (1,619)
                                                                                -----------

              Benefits Paid to Participants Per Form 5500                       $   647,511
                                                                                ===========


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
EIN #31-1469076   PLAN #001
SCHEDULE H - LINE 4I
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------


(a)                     (b)                                    (c)                           (d)              (e)

                                                         Description of
                                                     investment including
                Identity of issuer,                   maturity date, rate                    (1)
                borrower, lessor, or                 of interest, collateral,                               Current
                   similar party                      par or maturity value                  Cost            value
          -------------------------------       ---------------------------------            ----        ------------

 *        Abercrombie & Fitch Co., Class A     Common stock - 30,139.6397 shares                         $    799,605

 *        Merrill Lynch Retirement             Common collective trust - 3,284,569.8899                     3,284,570
          Preservation Trust                   shares

 *        Merrill Lynch S&P 500 Index Fund,    Mutual fund - 227,033.9887 shares                            3,196,638
          Class A

 *        Merrill Lynch Fundamental Growth     Mutual fund - 182,835.3884 shares                            3,265,440
          Fund, Class D

 *        Merrill Lynch Basic Value Fund,      Mutual fund - 18,138.071 shares                                529,450
          Class D

          Dreyfus Premier Balanced Fund,       Mutual fund - 42,963.6101 shares                               558,527
          Class A

          Pimco Total Return Fund, Class A     Mutual fund - 43,427.6246 shares                               454,253

          Lord Abbett Developing Growth        Mutual fund - 11,719.9824 shares                               177,089
          Fund, Class P

          Van Kampen Emerging Growth Fund,     Mutual fund - 21,124.2601 shares                               893,979
          Class A

          Pilgrim International Value Fund,    Mutual fund - 26,836.1598 shares                               345,113
          Class A

          Participant Loans                    Interest 6.5% - 10.5%                                          142,495

* Represents a party-in-interest

(1) Cost information omitted - investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

                                                                     SCHEDULE II

               ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
                            EIN #31-1469076 PLAN #001
                              SCHEDULE G - PART III
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001



  (a) Identity of party involved       (b) Relationship to plan, employer, or
                                               other party-in-interest
---------------------------------    -------------------------------------------
      Abercrombie & Fitch Co.                     Plan sponsor

    (c)Description of transactions including maturity date, rate of interest, collateral, par or maturity value
--------------------------------------------------------------------------------
Employee deferrals of $45,602 were not timely deposited in the trust. The Plan sponsor calculated lost earnings related to the delay in transmitting the funds and contributed the lost earnings to the Plan. The Plan sponsor filed the Form 5330 and paid the excise tax based on the lost earnings calculation.

   (d) Purchase Price           (e) Selling price              (f) Lease rental               (g) Expenses incurred in
                                                                                              connection with transaction
--------------------------    -------------------------    ---------------------------    ------------------------------------
None                          None                         None                           None

    (h)Cost of asset            (i) Current value of       (j) Net gain or (loss) on
                                       asset                    each transaction
--------------------------    -------------------------    ---------------------------
None                          None                         None

                                   SIGNATURES
                                   ----------

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN


Date: July 11, 2002                 By:   /s/ Seth R. Johnson
                                          ----------------------------------
                                          Seth R. Johnson, Chairman of the
                                          Benefits Administrative Committee

                            ABERCROMBIE & FITCH CO.
                           SAVINGS AND RETIREMENT PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001


                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT NO.         DESCRIPTION                                       PAGE NO.
-----------         -----------                                       --------

    1               Consent of Independent Public Accountants            20